FRANCHISE FINANCE
CORPORATION OF AMERICA

press release                          Contact:    John Barravecchia
                                                   Chief Financial Officer, FFCA
                                                   (602) 585-4500

---------------------------- FOR IMMEDIATE RELEASE -----------------------------

                    FFCA ADOPTS SHAREHOLDER RIGHTS AGREEMENT

SCOTTSDALE, ARIZ. -- April 7, 1999 -- Franchise Finance Corporation of America
(FFCA)(NYSE:FFA) today announced that its Board of Directors has adopted a shareholder rights agreement designed to enhance the ability of all shareholders to realize the long-term value of their investment in the Company. The rights agreement, which is similar to plans adopted by many public companies, should provide a reasonable means of safeguarding the interests of all shareholders if an effort is made to acquire the Company at a price that the Company's Board of Directors believes does not reflect the Company's fair value. The rights agreement is designed to encourage any potential acquiror to negotiate with the Company's Board of Directors.

In connection with the adoption of the rights agreement, the Board of Directors declared a dividend of one preferred share purchase right for each outstanding share of the Company's $.01 par value common stock. Each of the rights, which are not currently exercisable, entitles the holder to purchase one-thousandth (1/1000) of a share of the Company's newly designated Series A Junior Participating Preferred Stock at an exercise price of $90.00. If any person or group of affiliated or associated persons (other than certain exempt persons such as the Company or any employee benefit plan of the Company) acquires beneficial ownership of 15% or more of the outstanding shares of the Company's common stock, each holder of a right (other than the acquiror) will be entitled to receive, upon payment of the exercise price, a number of shares of the Company' common stock (or, in certain circumstances, other securities or assets of the Company) having a market value equal to two times the exercise price. In such case, the Company's Board of Directors may instead elect to exchange common stock (or, in certain circumstances, other securities or assets of the Company) for the rights.

The rights agreement provides that one preferred share purchase right will be distributed as a dividend on each outstanding share of the Company's common stock, payable to shareholders of record at the close of business on April 19, 1999. The rights will expire on April 7, 2009.

Based in Scottsdale, Arizona, Franchise Finance Corporation of America is the country's premier specialty finance company dedicated to providing real estate financing to multi-unit operators of chain restaurants, convenience stores and automotive service and parts outlets. The Company's diverse financing alternatives include long-term real estate leases, construction and acquisition financing, mortgage and equipment loans, and other custom financing solutions. FFCA is unique among specialty finance companies for its portfolio that is diversified by geography, by client and by industry. Its clients represent some of the best-known chains in the country, including Applebee's, Arby's, Burger King, Checker Auto Parts, Chevron, Circle K, Citgo, Hardee's, Midas Muffler Shops, Pizza Hut, 7-Eleven, Taco Bell, Texaco, Valvoline Instant Oil Change and Wendy's. The Company is a real estate investment trust.

                                  www.ffca.com

17207 NORTH PERIMETER DRIVE
SCOTTSDALE ARIZONA 85255-5402
602 585-4500 FAX 602 585-2225
WEBSITE WWW.FFCA.COM